



05044895

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED NOV 29 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 209

SEC FILE NUMBER
8- 45442

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/10/05 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABIS Securities Co. SAFEGUARD SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 AUBURN DRIVE, SUITE 430
(No and Street)

CLEVELAND	OHIO	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOYCE GONZALEZ (216) 825 - 4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHEN McCURDY, LTD.
(Name – *if individual, state last, first, middle name*)

826 WESTPOINT PARKWAY, SUITE 1250	WESTLAKE,	OHIO	44145
(Address)	(City)	(State)	(Zip Code)

PROCESSED JAN 03 2006 THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin O. Conway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAFEGUARD SECURITIES, INC., as of SEPTEMBER 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kevin O. Conway
Signature

President
Title

David W. Kuhr
Notary Public

David W. Kuhr
Notary Public, State of Ohio
My Commission Expires: April 14, 2009

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240 17a-5(e)(3)*

SAFEGUARD SECURITIES, INC.

INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2005


Cohen & Company
Certified Public Accountants


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SAFEGUARD SECURITIES, INC.

SEPTEMBER 30, 2005

TABLE OF CONTENTS


Cohen
McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
826 Westpoint Pkwy., Suite 1250
Westlake, OH 44145-1594

www.cohenmccurdy.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDER
SAFEGUARD SECURITIES, INC.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Safeguard Securities, Inc., (a wholly-owned subsidiary of Ancora Capital, Inc.) as of September 30, 2005, and the related statements of operations, changes in shareholder's equity, and cash flows for the period from acquisition, June 10, 2005, through September 30, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Safeguard Securities, Inc. as of September 30, 2005, and the results of its operations and its cash flows for the period from acquisition, June 10, 2005, through September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen McCurdy

October 24, 2005
Westlake, Ohio


an independent member of
BAKER TILLY
INTERNATIONAL


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Service
Quality
Innovation
and Fun

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2005

ASSETS

Cash and cash equivalents	$	32,828
Marketable securities owned – At market value		9,944
Prepaid expenses		2,184
Goodwill		15,200
	$	60,156

LIABILITIES

Due to parent	$	2,031
Accrued expenses		7,000
		9,031

SHAREHOLDER'S EQUITY

Common stock, no par value, 1,000 shares authorized, 258 shares issued and outstanding		59,361
Deficit		(8,236)
		51,125
	$	60,156

The accompanying notes are an integral part of these statements.

STATEMENT OF OPERATIONS

ACQUISITION, JUNE 10, 2005, THROUGH SEPTEMBER 30, 2005

REVENUE	
Interest and dividends	$ 345
Mutual fund fees	2,657
	3,002
EXPENSES	
Professional fees	7,000
License and fees	1,905
Rent	1,749
Insurance	246
Office expenses	120
Other expense	218
	11,238
NET LOSS	$ (8,236)

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

ACQUISITION, JUNE 10, 2005, THROUGH
SEPTEMBER 30, 2005

	COMMON STOCK	DEFICIT	TOTAL
COMMON STOCK - JUNE 10, 2005	$ 59,361		$ 59,361
NET LOSS		$ (8,236)	(8,236)
BALANCE – SEPTEMBER 30, 2005	$ 59,361	$ (8,236)	$ 51,125

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

ACQUISITION, JUNE 10, 2005, THROUGH SEPTEMBER 30, 2005

CASH FLOW USED IN OPERATING ACTIVITIES		
Net loss		$ (8,236)
Increase (decrease) in cash from changes in operating activities:		
Marketable securities		(10,000)
Unrealized loss on marketable securities		56
Prepaid expenses		2,101
Due to parent company		2,031
Accrued expenses		7,000
CASH FLOW USED IN OPERATING ACTIVITIES AND NET DECREASE IN CASH AND CASH EQUIVALENTS		(7,048)
CASH AND CASH EQUIVALENTS – AT ACQUISITION, JUNE 10, 2005		39,876
CASH AND CASH EQUIVALENTS – SEPTEMBER 30, 2005		$ 32,828
NONCASH INVESTING ACTIVITIES		
Assets acquired in acquisition of common stock of Aris Securities Company		
Cash	$ 39,876	
Prepaid expenses	4,285	
Goodwill	15,200	
	$ 59,361	
SUPPLEMENTAL INFORMATION		
Interest paid		$ 294

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Safeguard Securities, Inc., (the Company) a wholly-owned subsidiary of Ancora Capital, Inc., (the Parent) is a fully-disclosed broker/dealer registered with the Securities and Exchange Commission (SEC) and the State of Pennsylvania, and is a member of the National Association of Securities Dealers (NASD) specializing in selling investment securities.

The Company's current activities include participating in an execution and clearing agreement with an introducing clearing firm, and the purchasing and redeeming of mutual funds and variable life insurance and annuities for customers. Orders with the mutual funds and/or life insurance companies are placed in the customer's names, the shares or units are held by the funds' or insurance company's custodians, and the Company's only financial involvement is through receipt of commission checks from the mutual fund or insurance company.

2. ACQUISITION

On June 10, 2005, Ancora Capital, Inc., purchased 100% of the common stock of Aris Securities Company (a Pennsylvania corporation) and changed the name to Safeguard Securities, Inc. The acquisition was made for the purpose of trading or selling investment products including, but not limited to, equities, bonds, options, mutual funds, variable annuities, limited partnerships, real estate investment trusts, and direct participation programs.

The acquisition was accounted for under the purchase method of accounting. The fair value of assets at the date of acquisition utilizing push-down accounting was as follows:

Cash	$ 39,876
Goodwill	15,200
Prepaid	4,285
Cash paid at acquisition	$ 59,361

The entire amount of goodwill is not expected to be deductible for income tax purposes.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO THE FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables and Credit Policies

Commissions receivable are uncollateralized broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts greater than 30 days that are not believed to be collectible. At September 30, 2005, there were no commissions receivable.

Commissions

Commission income, commission expense, and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

At September 30, 2005, temporary differences which give rise to deferred tax assets of $1,235 related primarily to the book versus tax treatment of unrealized gains and losses on investments and unused loss carryforwards expiring in 2025 that may be applied against future taxable income.

At September 30, 2005, the Company recorded a valuation allowance of $1,235 for the deferred tax assets as they believe that it is more likely than not that the deferred tax assets will not be realized. The Parent does not reimburse the Company for any benefit received for the utilization of the net operating loss.

Cash and Cash Equivalents

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents. Included in cash and cash equivalents at September 30, 2005, are cash and money market funds.

NOTES TO THE FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments

Marketable securities are trading securities carried at market value with unrealized gains and losses reported in operations in the year in which they occur. Net realized gains and losses on security transactions are determined on the specific identification cost basis.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities for itself for which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that these other broker-dealers or counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of these other broker-dealers or counterparties. It is the Company's policy to review, as necessary, the credit standing of these various relationships.

Goodwill

Goodwill is reviewed for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the entity's carrying value is greater than its fair value. At September 30, 2005, the Company determined that its fair value was greater than its carrying value. Accordingly, no impairment was recorded for the period ended September 30, 2005.

4. MARKETABLE SECURITIES - OWNED

At September 30, 2005, marketable securities owned by the Company represented mutual funds at market value. Shares of stock in the Ancora Income Fund Class D (a fund of Ancora Trust which is managed by Ancora Advisors, LLC, an entity that is under common control with the parent of the Company) comprised 100% of the Company's total investments at September 30, 2005.

5. RELATED PARTY TRANSACTIONS

The Company has entered into a formal expense sharing agreement with the Parent. The agreement provides that certain non-regulatory expenses, such as rent and utilities, be paid by the Parent on behalf of the Company. Amounts are paid to the Parent to reimburse these expenses totaling $677 per month. At September 30, 2005, the Company owed the Parent $2,031 for expense reimbursements.

Safeguard Securities, Inc., has entered into an execution and clearing agreement with Ancora Securities, Inc., a wholly-owned subsidiary of the Company's parent. No fees were paid to Ancora Securities, Inc., this year under the agreement.

NOTES TO THE FINANCIAL STATEMENTS

6. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2005, Safeguard Securities, Inc. had net capital of $31,592, which was $26,592 in excess of its required net capital of $5,000. Safeguard Securities Inc.'s ratio of aggregate indebtedness to net capital was .29 to 1.

7. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2005

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2005

NET CAPITAL	
Total shareholder's equity	$ 51,125
Non-allowable assets:	
Goodwill	(15,200)
Prepaid expenses	(2,184)
	(17,384)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	33,741
Haircuts on securities	2,149
NET CAPITAL	$ 31,592
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Due to Parent, accrued expenses	$ 9,031
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6⅔% OF AGGREGATE INDEBTEDNESS	$ 602
MINIMUM REQUIRED NET CAPITAL	$ 5,000
NET CAPITAL REQUIREMENT	$ 5,000
EXCESS NET CAPITAL	$ 26,592
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.29 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of September 30, 2005 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation is not required as there were no audit adjustments.

SCHEDULES II AND III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2005

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.



Cohen McCurdy, Ltd.
826 Westpoint Pkwy., Suite 1250
Westlake, OH 44145-1594

www.cohenmccurdy.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDER
SAFEGUARD SECURITIES, INC.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Safeguard Securities, Inc. (the Company) for the period ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


an independent member of
BAKER TILLY
INTERNATIONAL


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Service
Quality
Innovation
and Fun

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Cohen McCurdy

October 24, 2005
Westlake, Ohio